Exhibit 99.1

Caledonia Mining Corporation Plc

(NYSE American, AIM and VFEX: CMCL)

Results of Annual General Meeting and Appointment of New Chairman

St Helier, May 5, 2026: Caledonia Mining Corporation Plc ("the Company") announces the results of its annual general meeting of shareholders (the “AGM”) held at St Helier, Jersey today, and the appointment by the board of directors (the “Board”) of a new chairman of the Board (the “Chairman”).

The total number of shareholders present in person or by proxy at the AGM was 103, representing 56.47% of the Company’s outstanding voting shares.

The table below shows the proxy votes received on resolutions 1(a) to 1(i), which were duly passed by a show of hands, to reappoint the nominees proposed for re-election as directors:

Nominee	Vote type	Voted	%
Mark Learmonth	For	8,836,458	99.34%
	Against	58,660	0.66%
	Abstain	8,029
John Kelly	For	8,543,666	96.05%
	Against	351,060	3.95%
	Abstain	8,421
Geralda Wildschutt	For	7,842,949	88.21%
	Against	1,048,033	11.79%
	Abstain	12,165
Gordon Wylie	For	7,833,260	88.09%
	Against	1,059,027	11.91%
	Abstain	10,860
Victor Gapare	For	8,697,533	97.81%
	Against	195,154	2.19%
	Abstain	10,460
Tariro Gadzikwa	For	7,979,026	89.74%
	Against	911,768	10.26%
	Abstain	12,353
Stefan Buys	For	8,722,326	98.09%
	Against	170,102	1.91%
	Abstain	10,719
Lesley Goldwasser	For	7,952,490	89.45%
	Against	938,427	10.55%
	Abstain	12,230
July Ndlovu	For	8,810,492	99.08%
	Against	82,191	0.92%
	Abstain	10,464

Head and Registered Office: Caledonia Mining Corporation Plc

2 Mulcaster Street, St Helier, Jersey, Channel Islands, JE2 3NJ

info@caledoniamining.com | | www.caledoniamining.com

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Further resolutions 2 and 3 were also passed at the AGM so that:

•	BDO South Africa Inc was reappointed as the auditor of the Company for the ensuing year and the directors were authorised to approve their remuneration; and
•	Ms. Gadzikwa, Mr. Wylie, Ms. Wildschutt, and Ms. Goldwasser were reappointed as members of the Audit Committee.

Board Changes

As announced by the Company on April 30, 2026 in respect of an anticipated change of Chairman as part of the Board’s succession plan, Mr Kelly stood down as Chairman and Mr Ndlovu was duly appointed by the Board as Chairman immediately following the AGM.

The Company also announces that Nick Clarke did not stand for re-election as a director at the AGM and therefore left the Board with effect from the AGM.

Mr Clarke has made a valuable contribution to Caledonia during his time on the Board, bringing extensive technical expertise and industry experience, and providing insight and guidance as the Company continued to deliver at Blanket Mine and advance its growth strategy.

July Ndlovu, Chairman of Caledonia, said:

“On behalf of the Board and management team, I would like to thank Nick for his significant contribution to Caledonia since he joined the Board in 2019. His depth of mining experience and technical knowledge have been greatly valued, and his advice and support have been important to the Company over a number of years. We wish him all the very best for the future.”

The full text of each resolution proposed at the AGM, together with explanatory notes, are set out in the notice of AGM and management information circular dated March 26, 2026 which are available on the Company's website at:

https://www.caledoniamining.com/investors/shareholder-information/#shareholder-meeting-documents

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775
Camarco, Financial PR (UK) Gordon Poole Elfie Kent	Tel: +44 20 3757 4980
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

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